06005961

AL 3/23/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51513

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUPPORT SERVICES FINANCIAL ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7335 E. ORCHARD ROAD, #200
(No. and Street)

GREENWOOD VILLAGE, CO 80111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT WUSSOW 720-489-9099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JDS PROFESSIONAL GROUP
(Name – *if individual, state last, first, middle name*)

5655 S. YOSEMITE STREET, #100 ENGLEWOOD, CO 80111
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2006
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CH 5/16/06

OATH OR AFFIRMATION

I, Michael Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Support Services Financial Advisors, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISHA VAIL
NOTARY PUBLIC
STATE OF COLORADO

MY COMMISSION EXPIRES 12/23/2009

M Scott
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JDS professional group
certified public accountants, consultants and advisors

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
of Support Services Financial Advisors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Support Services Financial Advisors, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

JDS Professional Group

February 2, 2006

SUPPORT SERVICES FINANCIAL ADVISORS, INC.

Financial Statements As Of December 31, 2005

Together With Independent Auditors' Report

JDS professional group

certified public accountants, consultants and advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of Support Services Financial Advisors, Inc.:

We have audited the accompanying statement of financial condition of Support Services Financial Advisors, Inc. ("SSFA") as of December 31, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of SSFA's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Support Services Financial Advisors, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

JDS Professional Group

February 02, 2006

ASSETS

Cash	$ 44,749
Account receivable, trade	15,335
Other prepaid expenses	6,909
Deferred tax asset, less valuation adjustment of $44,090	0
	$ 66,993

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 5,979
Payable to SSI	20,498
Accrued expenses	18,588
Total Liabilities	45,065
Stockholder's Equity:	
Common Stock	5,000
Paid in capital	93,210
Retained earnings	(76,282)
Total Stockholder's Equity	21,928
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 66,993

The accompanying notes are an integral part of the financial statements.

Revenue:	
Commission and related revenue	$ 167,845
Total Revenue	167,845
Expenses:	
SSI services	246,626
Office expenses	11,771
Professional fees	5,207
Travel and meetings	5,049
Occupancy	5,496
Total Expenses	274,149
NET (LOSS)	$ (106,304)

Statement Of Changes In Stockholders' Equity
For The Year Ended December 31, 2005

	Common Stock		Paid In	Retained	Total Stockholder
	Shares	Amount	Capital	Earnings	Equity
Balance, January 1, 2005	1,000	$ 5,000	$ 63,210	$ 30,022	$ 98,232
Additional paid-in-capital			30,000		30,000
Net income				(106,304)	(106,304)
Balance, December 31, 2005	1,000	$ 5,000	$ 93,210	$ (76,282)	$ 21,928

The accompanying notes are an integral part of the financial statements.

Cash flows from operating activities:	
Net (loss)	$ (106,304)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in accounts receivable	100,555
Decrease in prepaid expenses	2,013
(Decrease) in accounts payable	(2,480)
(Decrease) in payable to SSI	(1,321)
(Decrease) in accrued expenses	(14,716)
Net cash (used in) operating activities	(22,253)
Cash flows from financing activities:	
Additional paid in capital	30,000
Net cash provided by financing activities	30,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	7,747
Cash and cash equivalents, Beginning Of Year	37,002
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 44,749

(1) **Nature Of Company**

Support Services Financial Advisors, Inc. ("SSFA") is a Colorado Corporation that primarily markets and services retirement programs to health care providers. SSFA is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). SSFA operates pursuant to SEC Rule 15c3-3(k)(1) limiting its broker-dealer business to the distribution of variable life insurance or annuities, including the sub-accounts thereof, as well as, mutual funds sold within 401(a), 403(b), 401(k), and 457 retirement plans. SSFA is a wholly-owned subsidiary of the Support Services, Inc. (SSI) which is a subsidiary of Colorado Health & Hospital Association, a non-profit organization.

(2) **Summary Of Significant Accounting Policies**

Basis Of Accounting

The financial statements of SSFA have been prepared on the accrual basis.

Cash And Cash Equivalents

For purposes of the Statement of Cash Flows, SSFA considers demand deposits and short-term investments with original maturities of 3 months or less as cash and cash equivalents.

Accrued Expenses

Accrued expenses include bonuses, and vacation and sick leave that SSFA's personnel have earned but not yet taken as of year end.

Allowance For Doubtful Accounts

SSFA believes that its accounts receivable, recorded at fair value, are fully collectible. Its policy for charging off accounts receivable is when future payments thereon are determined to be improbable.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

SSFA's parent company SSI uses the asset and liability method as identified in Statements of Financial Accounting Standards No. 109, Accounting For Income Taxes. SSI allocates current and deferred taxes by applying the same method to SSFA as if it was a separate taxpayer.

(3) Concentrations

During the year ended December 31, 2005, SSFA received the majority of its commissions, in the amount of $150,625, from one company.

(4) Common Stock

Of its 100,000 authorized shares of $5 par, common stock, 1,000 shares are issued, outstanding and owned by SSI.

(5) Net Capital Requirements

SSFA is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2005, SSFA had net capital of $15,019, which was $10,019 in excess of its required net capital of $5,000. SSFA's net capital ratio was 3 to 1.

(6) Deferred Tax Assets

Under Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting For Income Taxes*, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax assets as of December 31, 2005 are as follows:

Net operating loss carryforward	$ 44,090
Valuation allowance	(44,090)
Deferred income tax asset, net	$ -0-

As of December 31, 2005, the net operating loss carryforward of $44,090 expires in 2025.

The valuation allowance has been established based upon, among other factors, historical operations, average taxable income since inception and industry conditions. For the year ended December 31, 2005, the net change in the valuation allowance amounted to $44,090.

(7) Related Party Transactions

SSFA is a wholly owned subsidiary of SSI. On July 1, 2003, SSFA and SSI entered into an Assumption and Assignment Agreement under which SSI agreed to contribute all of the assets and SSFA agreed to assume all liabilities and obligations in continuing the broker-dealer and regulated insurance business (business.) The business is operated by SSFA in substantially the same manner as was conducted by SSI. In order to realize economies of scale, on July 1, 2003, SSFA and SSI entered into an Expense Sharing Agreement whereby SSI is to provide SSFA administrative, marketing, management and technical services as well as office space and equipment. SSFA does not have personnel but reimburses SSI as a contractor for actual personnel costs incurred by SSI on behalf of SSFA. Direct costs are either paid directly by SSFA or by reimbursement through SSI.

SUPPORT SERVICES FINANCIAL ADVISORS, INC.

SCHEDULE I

Net capital	
Total stockholders' equity qualified for net capital	$ 21,928
Total capital	21,928
Deductions and/or charges	
Non-allowable assets:	
Other prepaid expenses	6,909
Net capital	$ 15,019
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable	$ 5,979
Payable to SSI	20,498
Accrued expenses	18,588
Total aggregate indebtedness	$ 45,065
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital at 1000 percent	$ 10,019
Ratio: Aggregate indebtedness to net capital	3 to 1

Reconciliation with SSFA's computation:

There is no material difference between audited net capital and SSFA's computation as reflected in Part II of Form X-17A-5 as of December 31, 2005, and therefore no reconciliation is necessary.

SCHEDULE II

Computation for Determination of Reserve Requirements Under Rule 15c3-3	Exemption from rule 15c3-3 is claimed (limited basis)
Information Relating to the Possession or Control Requirements Under Rule 15c3-3	Exemption from rule 15c3-3 is claimed (limited basis)
Schedules of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act	Exemption from rule 15c3-3 is claimed (limited basis)
A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1, the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3, the Schedule of segregation Requirements and Funds in Segregation, and Corresponding Computations Made by the Independent Auditors Based on the Audited Financial Statements	Exemption from rule 15c3-3 is claimed (limited basis)